

Mail Stop 4720

September 28, 2009

By U.S. Mail and facsimile to 011 44 20 7356 2141

Tim J W Tookey
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds Banking Group plc
**   Form 20-F filed May 7, 2009**
**   File No. 001-15246**

Dear Mr. Tookey:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Operating and Financial Review and Prospects

Overview and Trend Information, page 15

The Outlook, page 16

1.   We note the Company expects its performance in 2009 will be affected by the
        acquisition of HBOS and result in higher costs to be incurred to realize synergies
        and higher impairment charges. We also note the "Lines of Business Information,
        Wholesale and International Banking, 2008 Compared to 2007" section on page
        35 states the Company's exposure to "categories of assets", the value of which
        has been affected by continuing capital market uncertainties has increased
        significantly after the acquisition of HBOS.   Please tell us and in future filings
        expand your discussion regarding the impact the acquisition of HBOS has had
        and is expected to have on the Company's operating results, liquidity and capital
        resources to include the following:

        •   Discuss in greater detail the nature and credit risks related to the post-
            acquisition "categories of assets" whose values have been affected by market
            uncertainties and how they are expected to impact your future operating
            results.

        •   Disclose any major post-acquisition changes in the composition and credit
            risk characteristics of the Company's loan portfolio, investments in securities,
            credit quality of counterparties in credit default swaps and monoline insurers,
            securitization transactions, borrowing costs, access to capital markets and
            contingencies related to legal or regulatory proceeding that could materially
            affect the Company's future profitability, liquidity and compliance with
            regulatory capital ratios. Refer to the risk factors related to the acquisition of
            HBOS that were noted as distributed to shareholders in the Form 6-K filed on
            June 18, 2008.

        •   Consider any increased post-acquisition exposure, compared to historical pre-
            acquisition financial statements, to Alt-A and sub-prime loans, MBS, CDO,
            and international exposure to Non-US RMBS.   Refer in your response to
            Note 8, "Credit market exposures" on page 56 of the "Additional
            Information" section in the 6-K dated Augusts 5 2009, which discloses your
            exposure to certain credit risks as of June 30, 2009 but compares them only to
            pro forma 2008 financial statements adjusted for the HBOS acquisition and
            not to prior historical operating results.

        •   Discuss the expected effects on the Company's post-acquisition liquidity on
            your ability to refinance a significant amount of funding expected to mature
            during 2009 related to the HBOS Group. Refer to the liquidity risk factor
            related to the HBOS acquisition on page 4 of the Form 6-K filed on June 18,
            2008 regarding the reduced availability of traditional funding sources.

Note 19, Loans and Advances to Customers, page F-35

2.   We refer to the "Securitizations" section that states the Company securitized BP
        8.36 billion of corporate and commercial loans using a combination of BP 226
        million of external funding and credit default swaps which are accounted for as
        derivatives.   Please tell and provide the following information in future filings

        •   Describe in greater detail how the credit default swaps form part of the
            securitization transaction and your maximum exposure to the risk of default
            by the underlying counterparty.

        •   State the total notional amount and fair value of the credit default swaps
            related to the BP 8.134 billion of securitizations of corporate and commercial
            loans outstanding in 2008.

        •   Provide in this footnote or in Note 17, Derivative Financial Instruments, a
            description of your methodology for assessing impairments to the credit
            default swaps due to changes in the credit-worthiness of the counterparty in
            upon entering into the securitization transaction and on an ongoing basis.

        •   Taking into consideration the increased liquidity concerns related to market
            turmoil in the capital markets, discuss any material changes in 2008 to your
            methodology for assessing impairments to the credit default swaps as
            compared to prior years. Refer to the response in your letter dated September
            36, 2008 4 regarding comment 4 of our letter dated September 5, 2008 related
            to the Form 20-F for the period ended December 31, 2008.

Note 52, Post Balance Sheet Events, Acquisition, page F-88

3.   We note the "Acquisition" section states you acquired all the ordinary shares of
        HBOS plc on January 16, 2009 and were still in the process of establishing the
        fair value of the assets acquired due to the limited time between the date of the
        acquisition and the approval of the financial statements.   We also note the
        acquisition was made after the December 31, 2008 balance sheet date but before
        the financial statements were authorized for issuance, and would therefore be
        subject to the disclosure requirements of paragraph 66(b) and paragraph 71 of
        IFRS 3, unless such disclosure would be considered impracticable. Please
        explain to us the following:

        •   Discuss the reasons why the Company was not able to provide all disclosures
            required by paragraphs 67 and 70 of IFRS 3 for the HBOS acquisition in the
            issued financial statements. Consider in your response the following:

        o   Paragraphs 62 and 69 of IFRS 3 permit the initial accounting of the business combination to be determined on a provisional basis with an explanation as to why this was the case.

        o   Form 6-K filed on November 12, 2008 included a pro forma net assets statement of the post-merger company as of June 30, 2008 and material risk factors related to the acquisition that were provided to shareholders..

- Discuss how the Company will account for any material adjustments to the initial accounting for the business combination. Consider in your response the requirement of paragraphs 63 and 64 of IFRS 3 with respect to accounting for changes in estimates according to IAS 8.

- Describe the fair value methodology under IFRS 7 used to determine the total consideration paid for the acquisition. Consider in your response the following:

        o   The availability of recent independent appraisals of the acquired company, any limitations regarding the use of fair valuation models due to market illiquidity.

        o   The timing for recognizing any expected material adjustments to the fair value of the acquired company.

        o   Refer in your response to Note 6, "Gain on Acquisition" of the interim financial statements for the period ended June 30, 2009 in Form 6-K filed on August 5, 2009 that states the initial accounting for the acquisition was determined provisionally due to its complexity and the limited time available between the acquisition date and the preparation of the interim financial statements.

Form 6-K filed on August 5, 2009

Pro-forma Information, page 7

Group Finance Director's review of financial performance and outlook, page 11

Rightsizing the Balance Sheet, page 15

4.   We note you have identified about BP 300 billion of loans and investment assets, or 28% of consolidated assets as of June 30, 2009, that are outside of your current risk appetite and that you intend to reduce BP 200 billion of these assets over the next five years. We also note you state the expected running down of these

portfolios is not expected to have a significant impact on the Company's income over the five year period. Please tell us and discuss the following in the Operating and Financial Review and Prospects section in your future filings:

- Describe any short-term expected material changes in your profitability, liquidity, capital resources or regulatory capital that may result from your plans to run off or reduce these financial assets that are approximately 20% of your total balance sheet as of June 30, 2009.

- Address the probable effects of current increased market volatility and decreased liquidity of secondary capital markets on your plans, assuming you expect to dispose of a major portion of these financial assets during the initial part of your proposed five-year time frame.

- Describe any expected material effects on your future operations related to the retention of the remaining BP 100 billion of financial assets that are not part of your plan for reducing financial assets not within your risk appetite.

Additional information, page 46

Note 7, Loans and advances to customers, page 55

5.   Please reconcile for us the BP 20.7 billion pro forma allowance for impairment losses on loans and advances on page 55 with the BP 9.2 billion historical allowance in Note 11, "Loans and Advances to Customers", on page 109 of the statutory financial statements. Explain to us why you have deducted fair value adjustment of BP 10.0 billion from the pro forma total loans in addition to the allowance for impairment losses.

Note 8, Credit market exposures, page 56

6.   We refer to footnote (3) to the "Exposures to Monolines" section on page 57 that states the Company had BP 3.1 billion of monoline wrapped bonds and BP 1 billion of monoline liquidity commitments on which the Company placed no reliance on the guarantor.   Please tell us and revise future filings to provide the following disclosure:

- State the investment grade of these monoline insurers and any credit concerns due to potential credit valuation adjustments related to asset devaluations and exposure to residential mortgage lined products. Refer in your response to the risk factor on the perceived credit-worthiness of monoline insurers on page 6 of Form 6-K filed on June 18, 2008, regarding information distributed to shareholders with respect to the HBOS acquisition.

- Discuss the basis for not placing any reliance on the guarantor and describe how you determine the credit-worthiness of the monoline insurer on an ongoing basis.

Statutory Information, page 86

Note 12, Allowance for impairment losses on loans and receivables, page 109

7. Please reconcile for us the BP 4.32 billion difference between the BP 7.67 billion provision in the historical financial statements for the half-year period ended June 30, 2009 and the pro forma impairment loss on loans and advances to customers of BP 11.99 billion for the same period in Note 4, "Impairment losses by division" on page 52.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3419 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief